d·local

Earnings Presentation 3Q26

This presentation may contain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Starting in 2026, we provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, and tax position.







Pedro Arnt
Chief Executive Officer



Guillermo Lopez Perez
Chief Financial Officer



CEO Message

3Q26 key takeaways

Solid growth, supported by continued merchant expansion

- TPV reached **$18B**, **+77% YoY**, marking the **8th consecutive quarter of 50%+ YoY** growth and **4th consecutive quarter at or above 70% YoY**
- Growth remained **broad-based** across verticals and geographies
- YoY TPV growth moderating as expected, reflecting tougher comps after significant merchant ramp-ups in 1H26
- Revenue reached **$398M** (**+41% YoY**); Gross Profit (GP) totaled **$132M** (**+28% YoY**)

Operating leverage gains driven by automation and cost discipline

- Operating Profit (OP) reached **$76M** (**+37% YoY**), with OP / GP at **58%** (**+7 p.p.** vs 2Q26), the highest level since 4Q23
- GP growth (**+28% YoY**) above Opex growth (**+17% YoY**), reflecting continued cost discipline
- Headcount decreased **3% QoQ**, while GP per employee surpassed **$100k** for the 1st time, reinforcing our automation efforts

Strong cash generation supporting shareholder returns and strategic investments

- Adjusted FCF reached **$182M** in 9M26, with **111%** conversion to net income, reflecting the reversal of temporary 1Q26 working-capital effects
- **2** new licenses in U.S., **1** AML registration in Canada, and **1** authorization secured in Tanzania, expanding regulatory footprint and local capabilities
- Continuous investments in operational excellence (NPS[1] of **51**, **+5 p.p.** vs. 2H25), conversion optimization and broader local payment coverage
- **$120M** repurchased in 9M26 under the share buyback program

[1] Merchant-level NPS in 1H26. Takes into account one result per merchant, calculated as an average of all responses.

Continued strong growth driven by deeper merchant relationships


TPV bridge $ billion
TPV retention rate:
179% in 9M26 | 173% in 3Q26
27.7
16.5
4.1
1.2
0.6
-0.1
50.1
9M25 TPV
Existing Merchants in current markets with current payment methods
Existing Merchants in new markets
Existing Merchants with new payment methods and products
New merchants
Merchants not processing in the period
9M26 TPV

Rising NPS reflects our commitment to operational excellence

+51 NPS[1] in 1H26

(+5 p.p. vs 2H25)

LinkedIn

Enabling local payments for LinkedIn: We are supporting LinkedIn across Brazil, Mexico, Colombia, and Chile, reducing friction at checkout and improving the payment experience through local card acceptance.

nu

Powering Nu Global in emerging markets: We are partnering with Nu Global to connect its global digital wallet to local payment rails, enabling seamless pay-ins and payouts through our stablecoin on- and off-ramp capabilities.

Western Union

Expanding our partnership with Western Union (WU): We already support WU's pay-in operations across Latin America and are now extending our reach to enable remittance payouts in Africa, starting with Cameroon.

[1] Merchant-level NPS. Takes into account one result per merchant, calculated as an average of all responses.

Capturing operational leverage as we scale

Previous investments and continuous efficiency improvements enable growth without proportional increases in Opex


Gross Profit / Employee (USD k)
Operating Profit / Gross Profit (%)
66
70
76
76
75
85
85
91
91
98
105
43%
43%
53%
50%
54%
56%
54%
54%
44%
50%
58%
Impacted by prior-years tax adjustment
Investment cycle
Annualization of prior-year investments
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
Record productivity
Highest level since 4Q23

Pushing the frontier on conversion rates while continuing to expand our local infrastructure

Improving card conversion at every step with our Optimization Suite

Technology that turns more payments into revenue for our merchants

1 — Approve more payments
up to **+4 p.p.**[1]

2 — Recover failed payments
nearly **+1 p.p.**[2]

3 — Keep saved cards working
up to **+2 p.p.**[3]

4 — Manage fraud while converting
up to **+4 p.p.**[3]

Expanding local payment coverage and regulatory infrastructure

11 new local payment methods integrations in 3Q26

5 support tokenized recurring payments, offering a card-on-file-like experience

Broader regulatory footprint

- **42** licenses / registrations[4,5] **+ 10** authorizations[5] across **26** markets[5]
- **+20** active applications[5]

New milestones

- **+2** U.S. Money Transmitter licenses
- **+1** AML registration
- **+1** Tanzania remittance authorization

[1] dLocal data analysis (June to August 2026), comparing Smart Routing vs always routing to the dominant processor for each merchant's country, MID and payment method. Not an A/B test. [2] dLocal internal data. Fallback conversion: conversion on payments retried after a first decline, across card merchants in 2026. [3] dLocal internal data. Based on results observed with live merchants. Results vary by strategy, payment method, industry and market. [4] Licenses and/or registrations related to financial services. [5] As of October 31, 2026.



Financial Highlights

Robust growth, improved operating leverage and solid cash generation

TPV
US$18.3B

▲+77% YoY ▲+4% QoQ
▲+68% YoY CC[1]

Record TPV, marking the 8th consecutive quarter of 50%+ YoY growth and 4th consecutive quarter at or above 70% YoY.

Revenue
US$398M

▲+41% YoY 0% QoQ
▲+36% YoY CC[1]

QoQ performance reflected softer volumes in Argentina and mix shifts. Excluding Argentina, revenue grew ~1% QoQ.

Gross profit
US$132M

▲+28% YoY ▲+4% QoQ
▲+24% YoY CC[1]

QoQ growth led by Africa & Asia and Argentina (lower advancement costs).

Operating profit (OP)
US$76M

▲+37% YoY ▲+19% QoQ

Operating leverage improvement reflecting automation and cost discipline (Opex -11% QoQ).

Operating Profit / Gross Profit Ratio: 58% (+7 p.p. QoQ)

Net income (NI)
US$68M

▲+31% YoY ▲+24% QoQ

Record NI, with QoQ growth driven by higher operating profit and higher finance income.

Diluted EPS: $0.23 (vs. $0.18 in 2Q26)

Adjusted free cash flow (Adj. FCF)[2]
US$99M

▲+163% YoY ▲+44% QoQ

Adj. FCF benefited from the reversal of temporary 1Q26 working-capital effects. Adj. FCF to NI conversion at **146%** in 3Q26 and **111%** in 9M26.

Note: [1] Constant currency growth. Please refer to the appendix titled "TPV, Revenue and Gross profit constant currency measures to reported results" for the corresponding reconciliation. [2] See detailed methodology for the metrics and related ratios in the appendix to this document.

TPV growth remained strong and broad-based across markets and verticals

TPV *$ billions, YoY growth*


59%
10.4
70%
13.1
72%
14.1
92%
17.7
77%
18.3
3Q25
4Q25
1Q26
2Q26
3Q26

TPV mix in 3Q26 *% of TPV*

By type of flow:

By type of product:


Cross-border
38%
-1 p.p. vs 2Q26
Local-to-local
62%
+1 p.p. vs 2Q26
Pay-ins
75%
-1 p.p. vs 2Q26
Pay-outs
25%
+1 p.p. vs 2Q26

YoY TPV growth by vertical *%*


QoQ growth
Ride-hailing
230%
10%
Travel
190%
8%
On-demand delivery
162%
-1%
Advertising
84%
12%
Remittances
59%
7%
SaaS
46%
-1%
E-commerce
43%
0%
Financial services
42%
8%
Other[1]
37%
12%
Streaming
21%
-1%

Note: [1] Other includes e-learning, gaming and other verticals.

Record gross profit, led by Africa & Asia and Argentina


Gross profit $ millions
Africa & Asia (A&A)
Latin America
+28%
103
116
119
127
132
22
29
34
25
32
82
86
85
102
100
3Q25
4Q25
1Q26
2Q26
3Q26

Gross Profit performance by market $ millions

Market	Gross Profit QoQ	Comment
Argentina	21M | +0.8M vs LQ ▲+4% QoQ | ▲+74% YoY	Record GP, driven by lower advancement costs despite softer volumes following the seasonal Hot Sale peak in 2Q26.
Africa & Asia[1]	32M | +7.3M vs LQ ▲+29% QoQ | ▲+49% YoY	Record TPV, driven by South Africa, Morocco, and Turkey, helped by one-off cost recovery in Nigeria, and FX hedge gains.
Brazil	39M | -0.3M vs LQ ▼-1% QoQ | ▲+35% YoY	Underlying volume growth offset by shift in payment method mix.
Mexico	10M | -2.0M vs LQ ▼-17% QoQ | ▼-2% YoY	Continued processing cost pressure, including cost catch-ups from prior periods.
Other LatAm	30M | -1.0M vs LQ ▼-3% QoQ | ▼-2% YoY	Record TPV, driven by Peru, Colombia, and El Salvador, offset by mix shift towards L2L flows and lower volumes in Bolivia.

Note: [1] As of 1Q26, Egypt is no longer disclosed as a separate region, as it represented less than 10% of total revenues over the preceding twelve months (5% in FY2025). For reference, Egypt's gross profit accounted for approx. 5% of total in 3Q26.

Operating leverage gains reflect efficiency improvements and cost discipline


Operating profit evolution
$ millions
+37%
56
63
53
64
76
3Q25
4Q25
1Q26
2Q26
3Q26
Operating Profit / Gross Profit
54%
54%
44%
50%
58%
48%
excluding
tax adjustment


Gross profit per employee
$ thousand
85
91
91
98
105
3Q25
4Q25
1Q26
2Q26
3Q26
Employees
1,212
1,272
1,299
1,303
1,260
+4%

Solid net income growth and 111% cash conversion in 9M26, reflecting higher operating profit and 1Q26 working-capital unwind


Net income evolution
$ millions
+31%
52
56
42
55
68
3Q25
4Q25
1Q26
2Q26
3Q26
Diluted EPS¹
0.17
0.18
0.14
0.18
0.23
Outstanding shares
294.2
294.9
294.3
288.4
287.4


Adjusted free cash flow (Adj. FCF)²
$ millions
+163%
38
65
15
69
99
3Q25
4Q25
1Q26
2Q26
3Q26
Adj. FCF / Net income
73%
117%
35%
125%
146%

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2] See detailed methodology for the metrics and related ratios in the appendix to this document.

Guidance 2026: where we stand

Metric	2026 Guidance (updated 2Q26)	Expectation compared to 2026 updated guidance (issued with 2Q26 results): Below lower	Lower	Mid	Upper	Above upper
TPV	60% - 70% YoY					
Gross profit	25% - 30% YoY					
Operating profit	27.5% - 32.5% YoY			*Operating profit exc. prior-year tax adjustment[1]*		

Relevant trends

- TPV growth remains strong, moderating as expected against tougher comps;
- Operating profit negatively affected by unanticipated FX headwinds at the revenue and gross profit level in Brazil, Mexico and Argentina and softer performance in smaller high take rate markets in Africa & Asia;
- OPEX materially down sequentially as expected.

Key risks

Consider the following in connection with our guidance: Emerging markets remain volatile amid an evolving global macroeconomic, currency and trade landscape, which may affect these economies. Key exposures include the evolving Brazilian tax and macro environment, Argentine FX, tariff sensitivity (particularly in Mexico and Brazil), and broader FX risk across our emerging-market footprint.

Note: [1]Guidance reflects reported figures and does not adjust for prior-year tax effects.



Q&A



Appendix

Adjusted Free Cash Flow reconciliation

$ in millions	3Q25	4Q25	1Q26	2Q26	3Q26
Net cash (used in) / generated from operating activities	95	100	93	141	179
Changes in working capital (merchant)[1]	(48)	(24)	(68)	(62)	(71)
Capital expenditures[2]	(9)	(11)	(10)	(10)	(9)
Adjusted Free Cash Flow	**38**	**65**	**15**	**69**	**99**
Net income	**52**	**56**	**42**	**55**	**68**
Adj FCF Conversion to Net Income	*73%*	*117%*	*35%*	*125%*	*146%*

Note: We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended September 30, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended September 30, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended September 30, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Adjusted Free Cash Flow reconciliation (cont.)

Working Capital (Corporate) reconciliation

$ in millions	**3Q25**	**4Q25**	**1Q26**	**2Q26**	**3Q26**
Decrease / (Increase) in Trade and Other Receivables	(91)	(8)	(170)	(410)	57
Decrease / (Increase) in Other assets	1	(1)	(14)	(4)	5
Increase / (Decrease) in Trade and Other Payables	126	38	205	496	26
Increase / (Decrease) in Tax Liabilities	(3)	(1)	10	(7)	10
Increase / (Decrease) in Provisions	(0)	0	0	0	0
Changes in working capital	**33**	**28**	**30**	**74**	**98**
Decrease / (Increase) in Trade receivables net	(67)	(14)	(124)	(440)	45
Increase / (Decrease) in Trade payables	114	38	191	503	26
Other Tax Liabilities	1	0	1	(1)	0
Changes in Working Capital (Merchant)	**48**	**24**	**68**	**62**	**71**
Changes in Working Capital (Corporate)	**(15)**	**4**	**(39)**	**12**	**27**

Note: We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended September 30, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended September 30, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended September 30, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

TPV breakdown

by type of product[1]

In millions of US$	3Q25	4Q25	1Q26	2Q26	3Q26
Pay-ins	7,191	9,184	10,119	13,440	13,838
As % of total	*69%*	*70%*	*72%*	*76%*	*75%*
Pay-outs	3,200	3,923	3,935	4,254	4,508
As % of total	*31%*	*30%*	*28%*	*24%*	*25%*
Total TPV	**10,390**	**13,107**	**14,055**	**17,694**	**18,345**

by type of flow[2]

In millions of US$	3Q25	4Q25	1Q26	2Q26	3Q26
Cross-border	5,318	5,973	6,333	6,881	7,005
As % of total	*51%*	*46%*	*45%*	*39%*	*38%*
Local-to-Local	5,072	7,134	7,721	10,813	11,341
As % of total	*49%*	*54%*	*55%*	*61%*	*62%*
Total TPV	**10,390**	**13,107**	**14,055**	**17,694**	**18,345**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.
[2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue breakdown by geography

In millions of US$	3Q25	4Q25	1Q26	2Q26	3Q26
Brazil	58.9	66.9	57.8	90.2	90.7
Argentina	41.4	59.8	61.2	68.9	63.5
Mexico	45.9	54.7	55.7	74.7	75.4
Other Latam	88.0	92.9	87.8	92.8	94.8
Latin America	**234.3**	**274.3**	**262.5**	**326.6**	**324.4**
Africa & Asia	**48.2**	**63.6**	**73.4**	**73.0**	**73.6**
Total Revenue	**282.5**	**337.9**	**335.9**	**399.7**	**398.0**

Note: Unaudited quarterly results. The Group derives its revenues from delivering services to international merchants (mainly in the United States, Europe, and China), enabling them to receive payments and facilitate payments in emerging markets. The Group has operations in more than 60 countries, where its merchant customers operate. The following table presents the Group's revenue by region based on the country in which the end users of our merchant customers executed their payments. This presentation does not imply that revenue is generated, sourced, or subject to taxation in the respective country. Revenue recognition is based on IFRS principles and reflects the contractual relationships between the Group, its merchants, and its operating companies. For financial reporting purposes, regions are disclosed separately only if payments from/to merchant customers in a given region represented at least 10% of Total Revenues during the preceding four quarters.

Gross profit breakdown by geography

In millions of US$	3Q25	4Q25	1Q26	2Q26	3Q26
Brazil	29.3	34.4	27.5	39.8	39.5
Argentina	11.8	8.3	15.5	19.7	20.5
Mexico	10.0	12.6	12.4	11.9	9.8
Other Latam	30.4	31.1	29.2	30.9	29.9
Latin America	**81.5**	**86.4**	**84.7**	**102.2**	**99.7**
Africa & Asia	**21.7**	**29.4**	**34.0**	**25.0**	**32.3**
Total Gross Profit	**103.2**	**115.8**	**118.7**	**127.2**	**132.0**

Note: Unaudited quarterly results

Revenue concentration and Net Revenue Retention rate

Top 10 merchant revenue[1] ($M) and concentration (%)


171
210
209
251
248
3Q25
4Q25
1Q26
2Q26
3Q26
61%
62%
62%
63%
62%
% Share of total revenue

Revenue composition ($M)


140% NRR[2]
282
112
4
398
3Q25 total revenue
Existing Merchants
New Merchants
3Q26 total revenue

Note: [1] Top 10 merchants may vary from period to period. [2] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months. New merchants are new customers onboarded in the last 12 months.

TPV, Revenue and Gross profit constant currency measures to reported results

As reported

In millions of US$	3Q25	3Q26	YoY Growth
TPV	10,390	18,345	77%
Revenue	282	398	41%
Gross Profit	103	132	28%

Constant currency measures

In millions of US$	3Q25	3Q26	YoY Growth
TPV	10,390	17,426	68%
Revenue	282	384	36%
Gross Profit	103	128	24%

Note: Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS. As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

Gross Profit per Employee

In thousands of US$	3Q25	4Q25	1Q26	2Q26	3Q26
Gross Profit	103,189	115,803	118,684	127,150	132,013
FTE (Internal)	1,212	1,272	1,299	1,303	1,260
Gross profit per employee	*85*	*91*	*91*	*98*	*105*

Note: We calculate "Gross Profit per Employee" as gross profit for the period divided by total headcount as of the end of the period. Management uses Gross Profit per Employee as a supplemental measure that we believe is useful to investors to assess the productivity and efficiency of our workforce relative to the operations of other companies in our industry. Gross Profit per Employee is not a financial measure recognized under IFRS and does not purport to be an alternative to gross profit or any other measure of profitability recognized under IFRS. Our presentation of Gross Profit per Employee has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Monetization bridge


127.2
4.9
-0.5
-1.8
-1.3
-3.2
-1.4
2.6
-0.6
6.2
132.0
Higher share of payouts driven by financial services and remittances
Higher share of local-to-local driven by ride-hailing
Lower volumes in Argentina and Nigeria
Higher share of ride-hailing vertical
Lower credit card share
Lower advancement costs in Argentina and costs recovery in Nigeria
Lower FX volumes from high margin markets
Positive FX volatility
2Q26
Volume Effect
Pay-ins vs Payouts mix
Cross-border vs Local-to-Local mix
Country mix
Merchant mix
Payment method mix
Processing spread
FX spread
Others
3Q26
NTR[1] variation
-0.2 bps
-1.0 bps
-0.7 bps
-1.7 bps
-0.8 bps
+1.4 bps
-0.3 bps
+3.3 bps

Note: Net take rate (NTR) is defined as Gross Profit divided by TPV. Cost of serving includes processing and expatriation costs. Others include hosting expenses, amortization of intangibles, salaries and wages, and hedging results

d·local

Investor Relations Contact
investor@dlocal.com

Media Contact
media@dlocal.com